Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 2014, compared to the three-month period ended June 30, 2013

During the three-month periods ended June 30, 2014 and 2013, we had an average of 55.7 and 49.0 vessels, respectively, in our fleet. In the three-month period ended June 30, 2014, we accepted delivery of the newbuild vessel MSC Amalfi with a TEU capacity of 9,403 and the secondhand vessels Neapolis and Areopolis with an aggregate TEU capacity of 4,119, and we sold the vessel Konstantina with TEU capacity of 3,351. In the three-month period ended June 30, 2013, we accepted delivery of the newbuild vessels MSC Athos, Valor and Value with an aggregate TEU capacity of 26,481 and the secondhand vessels Petalidi and Ensenada Express with an aggregate TEU capacity of 6,738, which were acquired pursuant to the Framework Agreement with York and we sold the vessel MSC Austria with a TEU capacity of 3,584. In the three-month periods ended June 30, 2014 and 2013, our fleet ownership days totaled 5,070 and 4,456 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2013	2014

Voyage revenue	$100.0	$123.5	$23.5	23.5%
Voyage expenses	(1.2)	(1.1)	(0.1)	(8.3%)
Voyage expenses – related parties	(0.8)	(0.9)	0.1	12.5%
Vessels’ operating expenses	(28.5)	(30.5)	2.0	7.0%
General and administrative expenses	(1.3)	(1.4)	0.1	7.7%
Management fees – related parties	(4.1)	(4.8)	0.7	17.1%
Amortization of dry-docking and special survey costs	(2.0)	(1.9)	(0.1)	(5.0%)
Depreciation	(21.6)	(26.6)	5.0	23.1%
Amortization of prepaid lease rentals	-	(1.1)	1.1	100.0%
Gain / (Loss) on sale / disposals of vessels	3.6	(2.9)	(6.5)	(180.6%)
Interest income	0.2	0.2	-	-
Interest and finance costs	(16.4)	(22.6)	6.2	37.8%
Swaps breakage costs	-	(3.5)	3.5	100.0%
Equity gain / (loss) on investments	-	-	-	-
Other	0.2	1.9	1.7	850.0%
Gain / (Loss) on derivative instruments	2.5	(0.9)	(3.4)	(136.0%)
Net Income	$30.6	$27.4

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2013	2014

Voyage revenue	$100.0	$123.5	$23.5	23.5%
Accrued charter revenue	3.3	2.5	(0.8)	(24.2%)
Voyage revenue adjusted on a cash basis	$103.3	$126.0	$22.7	22.0%

Vessels operational data	Three-month period ended June 30,			Percentage Change
	2013	2014	Change

Average number of vessels	49.0	55.7	6.7	13.7%
Ownership days	4,456	5,070	614	13.8%
Number of vessels under dry-docking	3	1	(2)

Voyage Revenue

Voyage revenue increased by 23.5%, or $23.5 million, to $123.5 million during the three-month period ended June 30, 2014, from $100.0 million during the three-month period ended June 30, 2013. This increase was mainly due to (i) revenue earned by the six and three newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the three-month period ended June 30, 2014, compared to the three-month period ended June 30, 2013, and (iii) revenues not earned by two and one vessels sold for scrap during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 22.0%, or $22.7 million, to $126.0 million during the three-month period ended June 30, 2014, from $103.3 million during the three-month period ended June 30, 2013. This increase was mainly due to (i) revenue earned by the six and three newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the three-month period ended June 30, 2014, compared to the three-month period ended June 30, 2013, and (iii) revenues not earned by two and one vessels sold for scrap during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively.

Voyage Expenses

Voyage expenses decreased by 8.3% or $0.1 million to $1.1 million, during the three-month period ended June 30, 2014, from $1.2 million during the three-month period ended June 30, 2013. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.9 million during the three-month period ended June 30, 2014 and in the amount of $0.8 million during the three-month period ended June 30, 2013, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, increased by 7.0%, or $2.0 million, to $30.5 million during the three-month period ended June 30, 2014, from $28.5 million during the three-month period ended June 30, 2013. The increase was mainly attributable to the increased ownership days of our vessels during the three-month period ended June 30, 2014, compared to the three-month period ended June 30, 2013.

General and Administrative Expenses

General and administrative expenses increased by 7.7%, or $0.1 million, to $1.4 million during the three-month period ended June 30, 2014, from $1.3 million during the three-month period ended June 30, 2013.  General and administrative expenses for the three-month periods ended June 30, 2014 and 2013, included $0.25 million in each period for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 17.1%, or $0.7 million, to $4.8 million during the three-month period ended June 30, 2014, from $4.1 million during the three-month period ended June 30, 2013. The increase was primarily attributable to (i) the upward adjustment by 4% of the management fee for each vessel (effective January 1, 2014), as provided under our group management agreement, and (ii) the increased average number of vessels during the three-month period ended June 30, 2014, compared to the three-month period ended June 30, 2013.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.9 million for the three-month period ended June 30, 2014, and $2.0 million for the three-month period ended June 30, 2013. During the three-month period ended June 30, 2014, one vessel underwent and completed her special survey. During the three-month period ended June 30, 2013, two vessels underwent and completed their special surveys while one vessel was in process.

Depreciation

Depreciation expense increased by 23.1%, or $5.0 million, to $26.6 million during the three-month period ended June 30, 2014, from $21.6 million during the three-month period ended June 30, 2013. The increase was mainly attributable to the depreciation expense charged for the six newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and for the three newbuild vessels delivered to us during the six-month period ended June 30, 2014, partly offset by the depreciation expense not charged for the two and one vessels sold for scrap during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively.

Amortization of Prepaid lease rentals

The amount of $1.1 million relates to the amortization of the prepaid lease rentals during the three-month period ended June 30, 2014.

Gain / (Loss) on Sale/Disposals of Vessels

During the three-month period ended June 30, 2014, we recorded a loss of $2.9 million from the sale of one vessel. During the three-month period ended June 30, 2013, we recorded a gain of $3.6 million from the sale of one vessel.

Interest Income

Interest income for the three-month period ended June 30, 2014 and 2013, amounted to $0.2 million and $0.2 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 37.8%, or $6.2 million, to $22.6 million during the three-month period ended June 30, 2014, from $16.4 million during the three-month period ended June 30, 2013. The increase was mainly attributable to the increased interest expense charged to the consolidated statement of income in relation with the loan facilities of the six and three newbuild vessels which were delivered to us during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively, and the write-off of deferred finance costs due to the refinancing of one of our bank loans; partly offset by the decreased loan commitment fees charged to us during the three-month period ended June 30, 2014, compared to the three-month period ended June 30, 2013.

Equity Gain/ (Loss) on Investments

The equity gain / (loss) on investments represents our share of the net earnings of thirteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The net equity gain / (loss) on investments was $nil for the three-month period ended June 30, 2014 and includes an unrealized loss of $2.2 million deriving from a swap option agreement entered into by a jointly owned company.

Gain / (Loss) on Derivative Instruments

The fair value of our 22 interest rate derivative instruments which were outstanding as of June 30, 2014, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2014, the fair value of these 22 interest rate derivative instruments in aggregate amounted to a liability of $88.6 million. Twenty-one of the 22 interest rate derivative instruments that were outstanding as at June 30, 2014, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Other Comprehensive Income” (“OCI”).  For the three-month period ended June 30, 2014, a net gain of $1.2 million has been included in OCI and a net loss of $0.9 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2014. Furthermore, during the three-month period ended June 30, 2014, we terminated one interest rate derivative instrument that qualified for hedge accounting and we paid the counterparty breakage costs of $3.5 million, in aggregate.

Cash Flows
Three-month periods ended June 30, 2014 and 2013

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2013	2014
Net Cash Provided by Operating Activities	$43.2	$61.1
Net Cash Used in Investing Activities	$(215.4)	$(57.9)
Net Cash Provided by/ (Used in) Financing Activities	$101.7	$(39.0)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2014, increased by $17.9 million to $61.1 million, compared to $43.2 million for the three-month period ended June 30, 2013.  The increase was primarily attributable to (a) increased cash from operations of $22.7 million due to cash generated from the employment of the six and three newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014, respectively, (b) decreased payments for dry-dockings during the period of $1.8 million and (c) the favorable change in the working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $2.7 million; partly offset by the increased payments for interest (including swap payments) during the period of $2.4 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $57.9 million in the three-month period ended June 30, 2014, which consisted of (a) $18.4 million for capitalized costs and advance payments for the construction and delivery of one newbuild vessel (b) $19.8 million in payments for the acquisition of two secondhand vessels, (c) $26.4 million payments (net of $1.8 million we received as a dividend distribution) associated to the equity investments pursuant to the Framework Agreement with York, which range from 25% to 49% in jointly-owned companies, and (d) a $6.7 million payment we received from the sale for scrap of one vessel.

Net cash used in investing activities was $215.4 million in the three-month period ended June 30, 2013, which consisted of (a) $194.8 million advance payments for the construction and purchase of five newbuild vessels, (b) $24.9 million in payments for the acquisition of two secondhand vessels, (c) a $0.5 million advance payment we made for the acquisition of one secondhand vessel which was delivered to us on July 3, 2013, and (d) a $4.8 million balance payment we received from sale for scrap of one vessel, as part of the payment we received during the three-month period ended March 31, 2013.

Net Cash Provided By / (Used in) Financing Activities

Net cash used in financing activities was $39.0 million in the three-month period ended June 30, 2014, which mainly consisted of (a) $106.3 million of indebtedness that we repaid, (b) $9.0 million we drew down from one of our credit facilities, (c) $85.6 million we received regarding the sale and leaseback transaction concluded for one newbuild, (d) $2.5 million we repaid relating to our sale and leaseback agreements, (e) $20.9 million we paid for dividends to holders of our common stock for the first quarter of 2014, and (f) $0.9 million we paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) for the period from January 15, 2014 to April 14, 2014, and $2.0 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) for the period from the original issuance of the Series C Preferred Stock on January 21, 2014 to April 14, 2014.

Net cash provided by financing activities was $101.7 million in the three-month period ended June 30, 2013, which mainly consisted of (a) $37.9 million of indebtedness that we repaid, (b) $164.0 million we drew down from three of our credit facilities and (c) $20.2 million we paid for dividends to our holders of our common stock for the first quarter of the year 2013.

Results of Operations

Six-month period ended June 30, 2014, compared to the six-month period ended June 30, 2013

During the six-month period ended June 30, 2014 and 2013, we had an average of 54.4 and 47.9 vessels, respectively in our fleet. In the six-month period ended June 30, 2014, we accepted delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi with an aggregate TEU capacity of 28,209 TEU and the secondhand vessels Neapolis and Areopolis with an aggregate TEU capacity of 4,119 and we sold the vessel Konstantina with a TEU capacity of 3,351.  In the six-month period ended June 30, 2013, we accepted delivery of the newbuild vessels MSC Athens, MSC Athos, Valor and Value with an aggregate TEU capacity of 35,308, the secondhand vessel Venetiko with a TEU capacity of 5,928, and the vessels Petalidi and Ensenada Express with an aggregate TEU capacity of 6,738 (these two secondhand vessels were acquired pursuant to the Framework Agreement with York) and we sold the vessels MSC Washington and MSC Austria with an aggregate TEU capacity of 7,460. In the six-month period ended June 30, 2014 and 2013, our fleet ownership days totaled 9,845 and 8,677 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2013	2014	Change	Change

Voyage revenue	$191.6	238.4	$46.8	24.4%
Voyage expenses	(1.9)	(1.8)	(0.1)	(5.3%)
Voyage expenses – related parties	(1.4)	(1.8)	0.4	28.6%
Vessels operating expenses	(56.4)	(59.9)	3.5	6.2%
General and administrative expenses	(2.2)	(2.5)	0.3	13.6%
Management fees – related parties	(8.0)	(9.3)	1.3	16.3%
Amortization of dry-docking and special survey costs	(4.0)	(3.8)	(0.2)	(5.0%)
Depreciation	(41.5)	(51.8)	10.3	24.8%
Amortization of prepaid lease rentals	-	(1.5)	1.5	100.0%
Gain / (Loss) on sale / disposal of vessels	6.4	(2.9)	(9.3)	(145.3%)
Foreign exchange gains / (losses)	0.1	(0.1)	(0.2)	(200.0%)
Interest income	0.4	0.4	-	-
Interest and finance costs	(34.1)	(48.4)	14.3	41.9%
Equity loss on investments	-	(2.3)	2.3	100.0%
Swaps breakage costs	-	(10.2)	10.2	100.0%
Other	0.8	2.8	2.0	250.0%
Gain on derivative instruments	5.5	1.9	(3.6)	(65.5%)
Net Income	$55.3	$47.2

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2013	2014	Change	Change

Voyage revenue	$191.6	$238.4	$46.8	24.4%
Accrued charter revenue	6.6	5.1	(1.5)	(22.7%)
Voyage revenue adjusted on a cash basis	$198.2	$243.5	$45.3	22.9%

	Six-month period ended June 30,			Percentage
Fleet operational data	2013	2014	Change	Change

Average number of vessels	47.9	54.4	6.5	13.6%
Ownership days	8,677	9,845	1,168	13.5%
Number of vessels under dry-docking	5	3	(2)

Voyage Revenue

Voyage revenue increased by 24.4%, or $46.8 million, to $238.4 million during the six-month period ended June 30, 2014, from $191.6 million during the six-month period ended June 30, 2013. This increase was mainly attributable to (i) revenue earned by the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the six-month period ended June 30, 2014, compared to the six-month period ended June 30, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 22.9%, or $45.3 million, to $243.5 million during the six-month period ended June 30, 2014, from $198.2 million during the six-month period ended June 30, 2013. This increase was mainly attributable to (i) revenue earned by the seven and three newbuild vessels delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively; partly offset by (ii) decreased charter rates in certain of our vessels during the six-month period ended June 30, 2014, compared to the six-month period ended June 30, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014.

Voyage Expenses

Voyage expenses decreased by 5.3%, or $0.1 million, to $1.8 million during the six-month period ended June 30, 2014, from $1.9 million during the six-month period ended June 30, 2013. The decrease was primarily attributable to the decreased off-hire expenses of our fleet, mainly bunkers consumption and by the decreased third party commissions charged to us during the six-month period ended June 30, 2014, compared to the six-month period ended June 30, 2013.

Voyage Expenses – related parties

Voyage expenses – related parties increased by 28.6% or $0.4 million to $1.8 million during the six-month period ended June 30, 2014, from $1.4 million during the six-month period ended June 30, 2013, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 6.2% or $3.5 million to $59.9 million during the six-month period ended June 30, 2014, from $56.4 million during the six-month period ended June 30, 2013. The increase was mainly attributable to the increased ownership days of our fleet during the six-month period ended June 30, 2014, compared to the six-month period ended June 30, 2013.

General and Administrative Expenses

General and administrative expenses increased by 13.6% or $0.3 million, to $2.5 million during the six-month period ended June 30, 2014, from $2.2 million during the six-month period ended June 30, 2013. Furthermore, General and administrative expenses for the six-month period ended June 30, 2014 and June 30, 2013, include $0.5 million in each period for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 16.3%, or $1.3 million, to $9.3 million during the six-month period ended June 30, 2014, from $8.0 million during the six-month period ended June 30, 2013. The increase was primarily attributable to (i) the upward adjustment by 4% of the management fee for each vessel (effective January 1, 2014), as provided under our group management agreement, and (ii) the increased average number of vessels during the six-month period ended June 30, 2014, compared to the six-month period ended June 30, 2013.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the six-month period ended June 30, 2014 and 2013, was $3.8 million and $4.0 million, respectively. During the six-month period ended June 30, 2014 and 2013, three and five vessels, respectively, underwent their special survey.

Depreciation

Depreciation expense increased by 24.8%, or $10.3 million, to $51.8 million during the six-month period ended June 30, 2014, from $41.5 million during the six-month period ended June 30, 2013. The increase was mainly attributable to the depreciation expense charged for the seven newbuild vessels delivered to us during the year ended December 31, 2013 and for the three newbuild vessels delivered to us during the six-month period ended June 30, 2014, partly offset by the depreciation expense not charged for the vessels sold for scrap during the nine-month period ended December 31, 2013 and the six-month period ended June 30, 2014.

Amortization of Prepaid lease rentals

The amount of $1.5 million relates to the amortization of the prepaid lease rentals during the six-month period ended June 30, 2014.

Gain / (Loss) on Sale/Disposal of Vessels

During the six-month period ended June 30, 2014, we recorded a loss of $2.9 million from the sale of one vessel. During the six-month period ended June 30, 2013, we recorded a gain of $6.4 million from the sale of two vessels.

Interest Income

During the six-month period ended June 30, 2014 and 2013, interest income was $0.4 million and $0.4 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 41.9%, or $14.3 million, to $48.4 million during the six-month period ended June 30, 2014, from $34.1 million during the six-month period ended June 30, 2013. The increase was mainly attributable to the increased interest expense charged to the consolidated statement of income in relation with the loan facilities of the seven and three newbuild vessels which were delivered to us during the year ended December 31, 2013 and the six-month period ended June 30, 2014, respectively and the write-off of deferred finance costs due to the refinancing of one of our bank loans; partly offset by the decreased loan commitment fees charged to us during the six-month period ended June 30, 2014, compared to the six-month period ended June 30, 2013.

Equity loss on Investments

The equity loss on investments of $2.3 million represents our share of the net losses of thirteen jointly owned companies formed pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of each company. The net loss of $2.3 includes an unrealized loss of $4.7 million deriving from a swap option agreement entered into by a jointly owned company.

Gain on Derivative Instruments

The fair value of our 22 interest rate derivative instruments which were outstanding as of June 30, 2014, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2014, the fair value of these 22 interest rate derivative instruments in aggregate amounted to a liability of $88.6 million. Twenty-one of the 22 interest rate derivative instruments that were outstanding as at June 30, 2014, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in OCI.  For the six-month period ended June 30, 2014, a gain of $12.6 million has been included in OCI and a net gain of $1.9 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2014.

Cash Flows

Six-month periods ended June 30, 2014 and 2013

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2013	2014
Net Cash Provided by Operating Activities	$78.1	$115.0
Net Cash Used in Investing Activities	$(364.9)	$(123.0)
Net Cash Provided by Financing Activities	$131.9	$62.5

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $36.9 million to $115.0 million for the six-month period ended June 30, 2014, compared to $78.1 for the six-month period ended June 30, 2013. The increase was primarily attributable to (a) increased cash from operations of $45.3 million due to cash generated from the charters of the seven and three newbuild vessels delivered to us during the year ended December 31,2013 and the six-month period ended June 30, 2014, respectively, (b) a favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $14.2 million and (c) decreased dry-docking payments of $1.6 million; partly offset by increased payments for interest (including swap payments) of $9.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $123.0 million in the six-month period ended June 30, 2014, which consisted of (a) $59.1 million for capitalized costs and advance payments for the construction and delivery of three newbuild vessels, (b) $19.8 million in payments for the acquisition of two secondhand vessels, (c) $50.8 million (net of $1.8 million we received as a dividend distribution) in payments, pursuant to the Framework Agreement with York, to hold an equity interest ranging from 25% to 49% in jointly-owned companies and (d) $6.7 million we received from the sale for scrap of one vessel.

Net cash used in investing activities was $364.9 million in the six-month period ended June 30, 2013, which mainly consisted of (a) $324.0 million advance payments for the construction and purchase of eight newbuild vessels, (b) $47.1 million in payments for the acquisition of three secondhand vessels, (c) $0.5 million advance payment we paid for the acquisition of one secondhand vessel delivered to us on July 3, 2013, (d) $0.6 million in payments for expenses related to the sale of the MSC Washington and, (e) $7.2 million we received from the sale of one vessel.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $62.5 million in the six-month period ended June 30, 2014, which mainly consisted of (a) $253.8 million of indebtedness that we repaid, (b) $9.0 million we drew down from one of our credit facilities, (c) $256.7 million we received regarding the sale and leaseback transaction concluded for the three newbuild vessels, (d) $3.1 million we repaid regarding our sale and leaseback agreements, (e) $41.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2013 and the first quarter of 2014, (f) $1.9 million we paid for dividends  to holders of our Series B Preferred Stock for the period from October 15, 2013 to January 14, 2014 and January 15, 2014 to April 14, 2014, and $2.0 million we paid for dividends to holders of our Series C Preferred Stock for the period from the original issuance of the Series C Preferred Stock on January 21, 2014 to April 14, 2014, and (g) $96.5 million net proceeds we received from our public offering in January 2014, of 4.0 million shares of our Series C Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

 Net cash provided by financing activities was $131.9 million in the six month period ended June 30, 2013, which mainly consisted of (a) $74.1 million of indebtedness that we repaid, (b) $251.9 million we drew down from four of our credit facilities and, (c) $40.4 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2012 and first quarter of the year 2013.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of June 30, 2014, we had a total cash liquidity of $202.4 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 23, 2014, the following vessels were free of debt.

Unencumbered Vessels in the water(*)
(refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
AREOPOLIS	2000	2,474
MESSINI	1997	2,458
NEAPOLIS	2000	1,645

(*) Does not include three secondhand vessels acquired and nine newbuild vessels ordered pursuant to the Framework Agreement with York, which are also free of debt.

Capital commitments

As of July 23, 2014, we had outstanding commitments relating to our nine contracted newbuilds, aggregating approximately $ 312.4 million payable in installments until the vessels are delivered, which amount represents our interest in the relevant jointly-owned entities with York.

Conference Call details:

On Thursday, July 24, 2014 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-524-3160 (from the US), 0808 238 9064 (from the UK) or +1-412-317-6760 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until August 25, 2014. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is: 10049831.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 40 years of history in the international shipping industry and a fleet of 67 containerships, with a total capacity of approximately 445,000 TEU, including nine newbuild containerships on order. Twelve of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock and Series C Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B” and “CMRE PR C”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison+Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com

Fleet List

The tables below provide additional information, as of July 23, 2014, about our fleet of containerships, including our newbuilds on order and the vessels acquired pursuant to the Framework Agreement with York. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)		Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400		December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400		January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400		February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400		April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519		May 2018	37,519
6	MSC AZOV	MSC	2014	9,403	10 years	43,000		November 2023	43,000
7	MSC AJACCIO	MSC	2014	9,403	10 years	43,000		February 2024	43,000
8	MSC AMALFI	MSC	2014	9,403	10 years	43,000		March 2024	43,000
9	MSC ATHENS	MSC	2013	8,827	10 years	42,000		January 2023	42,000
10	MSC ATHOS	MSC	2013	8,827	10 years	42,000		February 2023	42,000
11	VALOR	Evergreen	2013	8,827	7.0years(i)	41,700		April 2020(i)	41,700
12	VALUE	Evergreen	2013	8,827	7.0 years(i)	41,700		April 2020(i)	41,700
13	VALIANT	Evergreen	2013	8,827	7.0 years(i)	41,700		June 2020(i)	41,700
14	VALENCE	Evergreen	2013	8,827	7.0 years(i)	41,700		July 2020(i)	41,700
15	VANTAGE	Evergreen	2013	8,827	7.0 years(i)	41,700		September 2020(i)	41,700
16	NAVARINO	MSC	2010	8,531	1.0 year			February 2015
17	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		December 2017	37,000
18	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000		December 2017	37,000
19	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000		February 2018	37,000
20	MSC METHONI	MSC	2003	6,724	10 years	29,000		September 2021	29,000
21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	26,100		March 2018	26,100
22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	26,100		May 2018	26,100
23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(3)	June 2018	26,195
24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375	(4)	August 2018	26,057
25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375	(5)	October 2018	26,473
26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865	(6)	November 2019	29,542
27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461	(7)	February 2020	29,997
28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418	(8)	April 2020	30,161
29	VENETIKO	PIL	2003	5,928	2.0 years	12,250		March 2015	12,250
30	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.0 years	19,000		May 2015	19,000
31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000		November 2016	28,000
32	ZIM NEW YORK	ZIM	2002	4,992	13 years	13,151	(9)	September 2015(9)	13,446	(9)
33	ZIM SHANGHAI	ZIM	2002	4,992	13 years	13,151	(9)	September 2015(9)	13,446	(9)
34	ZIM PIRAEUS	ZIM	2004	4,992	10 years	12,685	(9)	September 2015(9)	13,020	(9)
35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		September 2016	30,500
36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		October 2016	30,500
37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500		July 2016	30,500
38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000		August 2017	20,000
39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000		September 2017	20,000
40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500		March 2017	16,500
41	MSC KORONI	MSC	1998	3,842	9.5 years	13,500	(10)	September 2018	13,500
42	MSC ITEA	MSC	1998	3,842	1.0 years	7,300		June 2015	7,300
43	KARMEN	Wan Hai	1991	3,351	0.1 years	7,500		July 2014	7,500
44	MARINA	Evergreen	1992	3,351	2.5 years	7,000		April 2015	7,000
45	AKRITAS	Hapag Lloyd	1987	3,152	4.0 years	12,500		August 2014	12,500
46	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000		July 2015	10,000
47	AREOPOLIS	COSCO	2000	2,474	0.3 years	7,000		September 2014	7,000
48	MESSINI	Evergreen	1997	2,458	2.0 years	7,500		October 2014	7,500
49	MSC REUNION	MSC	1992	2,024	8.0 years	7,600		July 2016	7,600
50	MSC NAMIBIA II	MSC	1991	2,023	8.8 years	7,600		July 2016	7,600
51	MSC SIERRA II	MSC	1991	2,023	7.7 years	7,600		June 2016	7,600
52	MSC PYLOS	MSC	1991	2,020	5.0 years	7,600		January 2016	7,600
53	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	7,650	(11)	June 2015	8,218
54	NEAPOLIS	Yang Ming	2000	1,645	0.4 years	8,100		September 2014	8,100
55	PROSPER	Evergreen	1996	1,504	0.4 years	7,400		September 2014	7,400
56	ZAGORA	MSC	1995	1,162	3.7 years	6,200		April 2015	6,200
57	PETALIDI(*)	CMA CGM	1994	1,162	2.0 years	6,300	(12)	August 2015	6,785
58	STADT LUEBECK	CMA CGM	2001	1.078	1.7 years	6,400		August 2014	6,400

Newbuilds

	Vessel Name	Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)
1	NCP0113(*)	Hanjin Subic Bay		4th Quarter 2015
2	NCP0114(*)	Hanjin Subic Bay		1st Quarter 2016
3	NCP0115(*)	Hanjin Subic Bay		2nd Quarter 2016
4	NCP0116(*)	Hanjin Subic Bay		2nd Quarter 2016
5	S2121(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
6	S2122(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
7	S2123(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
8	S2124(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
9	S2125(*)	Samsung Heavy	Evergreen	3rd Quarter 2016

Our newbuilds on order have an aggregate capacity in excess of 110,000 TEU.

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)
This average rate is calculated based on contracted charter rates for the days remaining between July 23, 2014 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.
(4)	This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.
(6)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.
(7)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.
(8)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(9)
Zim recently finalized the terms of its comprehensive financial restructuring plan with its shareholders and its creditors, including vessel and container lenders, shipowners, shipyards, unsecured lenders and bond holders. The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2million in interest bearing notes maturing in 2023. The Company will have the option to extend the charters for two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding.

(10)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(11)	This charter rate changes on July 27, 2014 to $8,225 per day until the earliest redelivery date.
(12)	This charter rate changes on August 3, 2014 to $6,800 per day until the earliest redelivery date

(i)
Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(*) Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

COSTAMARE INC.
Consolidated Statements of Income
	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2013	2014	2013	2014
	(Unaudited)
REVENUES:
Voyage revenue	$191,566	$238,403	$100,030	$123,505

EXPENSES:
Voyage expenses	(1,877)	(1,776)	(1,198)	(1,091)
Voyage expenses – related parties	(1,449)	(1,788)	(757)	(926)
Vessels' operating expenses	(56,352)	(59,905)	(28,472)	(30,521)
General and administrative expenses	(2,243)	(2,450)	(1,280)	(1,353)
Management fees - related parties	(7,990)	(9,298)	(4,100)	(4,827)
Amortization of dry-docking and special survey costs	(4,029)	(3,796)	(1,979)	(1,898)
Depreciation	(41,489)	(51,818)	(21,607)	(26,610)
Amortization of prepaid lease rentals	-	(1,512)	-	(1,102)
Gain / (Loss) on sale / disposals of vessels	6,460	(2,903)	3,551	(2,903)
Foreign exchange gains / (losses)	86	(110)	11	(47)
Operating income	$82,683	$103,047	$44,199	$52,227

OTHER INCOME (EXPENSES):
Interest income	$409	$291	$200	$141
Interest and finance costs	(34,108)	(48,362)	(16,544)	(22,566)
Swaps breakage costs	-	(10,192)	-	(3,480)
Equity gain / (loss) on investments	-	(2,275)	-	3
Other	847	2,803	230	1,928
Gain / (Loss) on derivative instruments	5,460	1,901	2,471	(873)
Total other income / (expenses)	$(27,392)	$(55,834)	$(13,643)	$(24,847)
Net Income	$55,291	$47,213	$30,556	$27,380
Distributed earnings allocated to Preferred Stock	-	(5,719)	-	(3,113)
Net Income available to common stockholders	$55,291	$41,494	$30,556	$24,267

Earnings per common share, basic and diluted	$0.74	$0.55	$0.41	$0.32
Weighted average number of shares, basic and diluted	74,800,000	74,800,000	74,800,000	74,800,000

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2013	2014
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,379	$147,800
Restricted cash	9,067	8,786
Accounts receivable	16,145	9,257
Inventories	11,005	13,790
Due from related parties	2,679	600
Insurance claims receivable	1,429	1,555
Prepaid lease rentals	-	4,982
Accrued charter revenue	409	408
Prepayments and other	2,450	4,630
Total current assets	$136,563	$191,808
FIXED ASSETS, NET:
Advances for vessels acquisitions	$240,871	$-
Finance lease – Asset	-	254,369
Vessels, net	2,187,388	2,148,682
Total fixed assets, net	$2,428,259	$2,403,051
NON-CURRENT ASSETS:
Investment in affiliates	$23,732	$72,293
Prepaid lease rentals, non-current	-	43,323
Deferred charges, net	29,864	26,903
Accounts receivable, non-current	7,334	7,409
Restricted cash	49,826	45,818
Accrued charter revenue	10,264	10,063
Total assets	$2,685,842	$2,800,668
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$206,717	$195,514
Accounts payable	5,814	6,349
Due to related parties	-	96
Finance lease – obligation	-	13,039
Accrued liabilities	14,386	16,634
Unearned revenue	9,601	9,682
Fair value of derivatives	55,322	46,199
Other current liabilities	3,140	2,117
Total current liabilities	$294,980	$289,630
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,660,859	$1,427,251
Finance lease – obligation, net of current portion	-	240,528
Fair value of derivatives, net of current portion	47,890	42,378
Unearned revenue, net of current portion	25,164	28,155
Total non-current liabilities	$1,733,913	$1,738,312
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	8	8
Additional paid-in capital	762,142	858,665
Accumulated deficit	(20,047)	(19,693)
Accumulated other comprehensive loss	(85,154)	(66,254)
Total stockholders’ equity	$656,949	$772,726
Total liabilities and stockholders’ equity	$2,685,842	$2,800,668

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2014 and March 31, 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2013	2014	2013	2014

Voyage revenue	$191,566	$238,403	$100,030	$123,505
Accrued charter revenue (1)	$6,634	$5,121	$3,342	$2,475
Voyage revenue adjusted on a cash basis (2)	$198,200	$243,524	$103,372	$125,980

Adjusted EBITDA (3)	$128,852	$173,440	$67,626	$91,358

Adjusted Net Income available to common stockholders (3)	$49,635	$62,524	$27,696	$36,210
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Adjusted Earnings per share (3)	$0.66	$0.84	$0.37	$0.48

EBITDA (3)	$134,508	$152,410	$70,486	$79,415
Net Income	$55,291	$47,213	$30,556	$27,380
Net Income available to common stockholders	$55,291	$41,494	$30,556	$24,267
Weighted Average number of shares	74,800,000	74,800,000	74,800,000	74,800,000
Earnings per share	$0.74	$0.55	$0.41	$0.32

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders          and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2013	2014	2013	2014

Net Income	$55,291	$47,213	$30,556	$27,380
Distributed earnings allocated to Preferred Stock	-	(5,719)	-	(3,113)
Net Income available to common stockholders	55,291	41,494	30,556	24,267
Accrued charter revenue	6,634	5,121	3,342	2,475
(Gain)/ Loss on sale/disposal of vessels	(6,460)	2,903	(3,551)	2,903
Swaps breakage costs	-	10,192	-	3,480
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	4,715	-	2,212
Realized (Gain)/ Loss on Euro/USD forward contracts	(370)	-	(180)	-
(Gain)/ Loss on derivative instruments	(5,460)	(1,901)	(2,471)	873

Adjusted Net income available to common stockholders	$49,635	$62,524	$27,696	$36,210
Adjusted Earnings per Share	$0.66	$0.84	$0.37	$0.48
Weighted average number of shares	74,800,000	74,800,000	74,800,000	74,800,000

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale / disposals of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA
	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2013	2014	2013	2014

Net Income	$55,291	$47,213	$30,556	$27,380
Interest and finance costs	34,108	48,362	16,544	22,566
Interest income	(409)	(291)	(200)	(141)
Depreciation	41,489	51,818	21,607	26,610
Amortization of prepaid lease rentals	-	1,512	-	1,102
Amortization of dry-docking and special survey costs	4,029	3,796	1,979	1,898
EBITDA	134,508	152,410	70,486	79,415
Accrued charter revenue	6,634	5,121	3,342	2,475
(Gain) / Loss on sale / disposal of vessels	(6,460)	2,903	(3,551)	2,903
Swaps breakage costs	-	10,192	-	3,480
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	4,715	-	2,212
Realized (Gain) / Loss on Euro / USD forward contracts	(370)	-	(180)	-
Gain / (Loss) on derivative instruments	(5,460)	(1,901)	(2,471)	873
Adjusted EBITDA	$128,852	$173,440	$67,626	$91,358

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale / disposals of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is  included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.